UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LAMF Global Ventures Corp. I

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G5338L 108

(CUSIP Number)

Jeffrey Soros

9255 Sunset Blvd., Suite 515

West Hollywood, California, 90069

424-343-8760

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5338L 108

1	NAMES OF REPORTING PERSONS LAMF SPAC Holdings I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,469,333 (1)(2)(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,469,333 (1)(2)(3)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,469,333 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.18% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The securities are held directly by LAMF SPAC Holdings I LLC (the “Sponsor”). LAMF SPAC I LLC (the “Managing Member”) is the managing member of the Sponsor. The Managing Member has voting and investment discretion with respect to the securities held of record by the Sponsor. There are three managing members of Managing Member. Each managing member has one vote, and the approval of a majority is required to approve an action. Under the so-called “rule of three,” voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and voting or dispositive decisions require the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based on the foregoing, no individual managing member of Managing Member exercises voting or dispositive control over any of the securities held by the Managing Member, even those in which he holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such securities.

(2)

Includes 8,363,333 Class B ordinary shares of the Issuer, which are convertible for the Issuer’s Class A ordinary shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File Nos. 333-259998 and 333-260987) and have no expiration date.

(3)

Excludes 553,000 Class A ordinary shares issuable upon the exercise of 553,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, and becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File Nos. 333-259998 and 333-260987).

(4)	Based on 26,406,000 Class A ordinary shares and 8,433,333 Class B ordinary shares outstanding as of November 16, 2021.

CUSIP No. G5338L 108

1	NAMES OF REPORTING PERSONS LAMF SPAC I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,469,333 (1)(2)(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,469,333 (1)(2)(3)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,469,333 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.18% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The securities are held directly by the Sponsor. The Managing Member is the managing member of the Sponsor. The Managing Member has voting and investment discretion with respect to the securities held of record by the Sponsor. There are three managing members of Managing Member. Each managing member has one vote, and the approval of a majority is required to approve an action. Under the so-called “rule of three,” voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and voting or dispositive decisions require the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based on the foregoing, no individual managing member of Managing Member exercises voting or dispositive control over any of the securities held by the Managing Member, even those in which he holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such securities.

(2)

Includes 8,363,333 Class B ordinary shares of the Issuer, which are convertible for the Issuer’s Class A ordinary shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File Nos. 333-259998 and 333-260987) and have no expiration date.

(3)

Excludes 553,000 Class A ordinary shares issuable upon the exercise of 553,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, and becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File Nos. 333-259998 and 333-260987).

(4)	Based on 26,406,000 Class A ordinary shares and 8,433,333 Class B ordinary shares outstanding as of November 16, 2021.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, $0.0001 par value (“Class A ordinary shares”), of LAMF Global Ventures Corp. I, a Cayman Islands exempted company (the “Issuer”). The principal executive offices of the Issuer are located at 9255 Sunset Blvd., Suite 515, West Hollywood, California, 90069.

Item 2. Identity and Background.

(a) This statement is filed by the Sponsor and the Managing Member (collectively, the “Reporting Persons”).

(b) The address of the principal business and/or principal office of each of the Reporting Persons is 9255 Sunset Blvd., Suite 515, West Hollywood, California, 90069.

(c)   The Sponsor’s principal business is to act as the Issuer’s sponsor in connection with the Issuer’s initial public offering. The Managing Member’s principal business is to act as the Managing Member of the Sponsor.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Cayman Islands limited liability company. The Managing Member is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The source of funds for acquiring the securities described herein was the working capital of the Sponsor. The securities described in this report as being beneficially owned by the Reporting Persons are or may be held from time to time in margin accounts established with the direct holder’s brokers or banks, and a portion of the purchase price for the securities reported herein may have been obtained through margin borrowing. Securities held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Item 4. Purpose of Transaction.

Founder Shares

On September 3, 2021, the Sponsor paid $25,000 to cover certain of the Issuer’s expenses in consideration of 7,666,667 Class B ordinary shares (the “founder shares”). In October 2021, the Sponsor transferred 10,000 founder shares to Keith Harris, the Issuer’s senior advisor, and 20,000 founder shares to each of Christina Spade, Adriana Machado and Michael Brown, the Issuer’s director nominees, resulting in the Sponsor holding 7,596,667 founder shares. On November 10, 2021, the Company effected a share capitalization pursuant to which an additional 766,666 founder shares were issued to the Sponsor, resulting in 8,363,000 founder shares held by the Sponsor and an aggregate of 8,433,333 founder shares outstanding.

The founder shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment. In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with the Issuer’s initial business combination, the number of Class A ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate, 25% of the total number of Class A ordinary shares outstanding after such conversion (after giving effect to any redemptions of Class A ordinary shares by public shareholders), including the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Issuer in connection with or in relation to the consummation of the Issuer’s initial business combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial business combination and any private placement units issued to the Sponsor or the Issuer’s officers or directors upon conversion of working capital loans; provided that such conversion of founder shares will never occur on a less than one-for-one basis.

Private Placement Units Purchase Agreement

On November 16, 2021, the Sponsor purchased from the Issuer an aggregate of 1,106,000 units (the “private placement units”), at a purchase price of $10.00 per private placement unit, pursuant to the terms of a Private Placement Units Purchase Agreement, dated as of November 10, 2021 (the “Private Placement Units Purchase Agreement”). The private placement units are identical to the units sold by the Issuer in its initial public offering, except that the private placement units (including the underlying securities) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of the Issuer’s initial business combination and will be entitled to registration rights.

The foregoing description of the Private Placement Units Purchase Agreement is qualified in its entirety by reference to the Private Placement Units Purchase Agreement which is attached hereto as Exhibit 1.

Letter Agreement

On November 10, 2021, the Sponsor agreed, pursuant to a letter agreement with the Issuer (the “Letter Agreement”), to (i) waive its redemption rights with respect to its founder shares, Class A ordinary shares included in the private placement units (the “private placement shares”) and any Class A ordinary shares included in the units sold in the Issuer’s initial public offering (“public shares”) it holds in connection with the completion of the Issuer’s initial business combination; (ii) waive its redemption rights with respect to its founder shares, private placement shares and public shares it holds in connection with a shareholder vote to approve an amendment to the Issuer’s amended and restated memorandum and articles of association to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its public shares if the Issuer has not consummated an initial business combination within 18 months from the closing of its initial public offering or with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; (iii) waive its rights to liquidating distributions from the Issuer’s trust account with respect to its founder shares and private placement shares if the Issuer fails to complete its initial business combination within 18 months from the closing of its initial public offering or any extended period of time that the Issuer may have to consummate an initial business combination as a result of an amendment to the Issuer’s amended and restated memorandum and articles of association (although it will be entitled to liquidating distributions from the trust account with respect to any public shares it holds if the Issuer fails to complete its initial business combination within the prescribed time frame); and (iv) vote any founder shares and private placement shares held by it and any public shares purchased during or after the Issuer’s initial public offering (including in open market and privately-negotiated transactions) in favor of the Issuer’s initial business combination.

The founder shares, private placement units (including the underlying securities) and any Class A ordinary shares issued upon conversion or exercise thereof are each subject to transfer restrictions pursuant to provisions in the Letter Agreement. Those lock-up provisions provide that such securities are not transferable or saleable (i) in the case of the founder shares, until the earliest to occur of: (i) (x) with respect to one-third of such shares, the consummation of the Issuer’s initial business combination, (y) with respect to one-third of such shares, until the closing price of the Class A ordinary shares exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the Issuer’s initial business combination, and (z) with respect to one-third of such shares, until the closing price of the Class A ordinary shares exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of the Issuer’s initial business combination; (ii) two years after the consummation of the Issuer’s initial business combination; and (iii) the date on which the Issuer completes a liquidation, merger, capital stock exchange or other similar transaction after the Issuer’s initial business combination that results in all of the Issuer’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property and (ii) in the case of the private placement units (including the underlying private placement warrants, the private placement shares and the Class A ordinary shares issuable upon exercise of the private placement warrants), until 30 days after the completion of the Issuer’s initial business combination except in each case (a) to the Issuer’s officers or directors, any affiliate or family member of any of the Issuer’s officers or directors, any affiliate of the Sponsor or to any member of the Sponsor, any of their affiliates, (b) in the case of an individual, as a gift to such person’s immediate family or to a trust, the beneficiary of which is a member of such person’s immediate family, an affiliate of such person or to a charitable organization, (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such person, (d) in the case of an individual, pursuant to a qualified domestic relations order, (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of a business combination at prices no greater than the price at which the shares or warrants were originally purchased, (f) by virtue of the laws of the Cayman Islands or the Sponsor’s memorandum and articles of association, (g) in the event of the Issuer’s liquidation prior to the Issuer’s consummation of its initial business combination, or (h) in the event that, subsequent to the Issuer’s consummation of an initial business combination, the Issuer completes a liquidation, merger, share exchange or other similar transaction which results in all of the Issuer’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property; provided, however, that in the case of clauses (a) through (f) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the Letter Agreement.

In addition, the Letter Agreement provides that in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or any of the Issuer’s officers or directors may, but are not obligated to, loan to the Issuer funds as may be required. If the Issuer completes an initial business combination, the Issuer would repay such loaned amounts. In the event that the initial business combination does not close, the Issuer may use a portion of the working capital held outside its trust account to repay such loaned amounts but no proceeds from its trust account would be used for such repayment. Up to $1,200,000 of such loans may be convertible into units of the post business combination entity at a price of $10.00 per unit at the option of the lender. The units would be identical to the units sold in the Issuer’s initial public offering. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement which is attached hereto as Exhibit 2.

Registration Rights Agreement

On November 10, 2021, the Issuer, the Sponsor and the other holders named therein entered into a registration rights agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Issuer granted the Sponsor and the other holders registration rights with respect to the founder shares, private placement units (including the underlying private placement warrants, the private placement shares and the Class A ordinary shares issuable upon exercise of the private placement warrants), and private placement units that may be issued upon conversion of working capital loans. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Issuer register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Issuer’s completion of its initial business combination.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement which is attached hereto as Exhibit 3.

Plans or Proposals

The ordinary shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of ordinary shares from time to time and, subject to certain restrictions, may dispose of any or all of the ordinary shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described above.

Except for the foregoing, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) and (c) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons have acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Issuer’s ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with members of the Issuer’s board of directors, members of the Issuer’s management and/or other shareholders of the Issuer from time to time with respect to potential business combination opportunities and operational, strategic, financial or governance matters, or otherwise work with management and the Issuer’s board of directors to identify, evaluate, structure, negotiate, execute or otherwise facilitate a business combination, purchasing additional shares and/or warrants, selling some or all of its ordinary shares and/or warrants, engaging in pledging, short selling of or any hedging or similar transaction with respect to the ordinary shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4. Among other things, the Reporting Persons may introduce the Issuer to potential candidates for a business combination, or propose one or more business combinations with potential candidates, which may include candidates that are affiliates of one or more Reporting Persons or in which one or more Reporting Persons otherwise has an equity or other interest. The Reporting Persons may purchase the Issuer’s ordinary shares and/or warrants in privately negotiated transactions or in the open market either prior to, in connection with or following the completion of the Issuer’s initial business combination. The purpose of any such purchases of shares could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination or to satisfy a closing condition in an agreement with a target that requires the Issuer to have a minimum net worth or a certain amount of cash at the closing of the Issuer’s initial business combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of warrants could be to reduce the number of warrants outstanding or to vote such warrants on any matters submitted to the warrantholders for approval in connection with the Issuer’s initial business combination. Any such purchases of the Issuer’s securities may result in the completion of the initial business combination that may not otherwise have been possible.

The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)-(b)	The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c)	Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving ordinary shares of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Private Placement Units Purchase Agreement, dated November 10, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 16, 2021).

2	Letter Agreement, dated November 10, 2021, by and among the Issuer, its officers, its directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 16, 2021).

3	Registration Rights Agreement, dated November 10, 2021, by and among the Issuer, the Sponsor and the other holders party thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 16, 2021).

11*	Joint Filing Agreement by and among the Reporting Persons.

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2021

LAMF SPAC Holdings I LLC

By: LAMF SPAC I LLC, its managing member

By:	/s/ Simon Horsman
Name: Simon Horsman
Title: Manager

LAMF SPAC I LLC

By:	/s/ Simon Horsman
Name: Simon Horsman
Title: Manager